Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2018 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, February 15, 2019 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2018.

Q4 2018 Financial Highlights(1)(2)(3)

Q4 2018 consolidated financial results

•	Revenues of RUB 38.8 billion ($559.1 million), up 39% compared with Q4 2017
•	Net income of RUB 5.9 billion ($85.1 million), up 69% compared with Q4 2017; net income margin of 15.2%
•	Adjusted net income of RUB 6.9 billion ($100.0 million), up 32% compared with Q4 2017; adjusted net income margin of 17.9%
•	Adjusted EBITDA of RUB 12.3 billion ($177.4 million), up 33% compared with Q4 2017; adjusted EBITDA margin of 31.7%

Q4 2018 financial results excluding Yandex.Market in 2017 and 2018

•	Revenues excluding Yandex.Market of RUB 38.8 billion ($559.1 million), up 46% compared with Q4 2017
•	Net income excluding Yandex.Market of RUB 6.5 billion ($93.2 million), up 102% compared with Q4 2017
•	Adjusted net income excluding Yandex.Market of RUB 7.5 billion ($108.2 million), up 53% compared with Q4 2017; adjusted net income margin excluding Yandex.Market of 19.4%
•	Adjusted EBITDA excluding Yandex.Market of RUB 12.3 billion ($177.4 million), up 38% compared with Q4 2017; adjusted EBITDA margin excluding Yandex.Market of 31.7%

•	Cash and cash equivalents as of December 31, 2018:
o	RUB 68.8 billion ($990.3 million) on a consolidated basis
o	Of which RUB 27.3 billion ($393.3 million) related to Taxi segment
o	RUB 29.1 billion ($418.6 million) related to Yandex.Market and is not included in Yandex N.V. consolidated balance sheet

FY 2018 Financial Highlights(1)(2)(3)

FY 2018 consolidated financial results

•	Revenues of RUB 127.7 billion ($1,837.6 million), up 36% compared with FY 2017

•	Net income of RUB 45.9 billion ($660.1 million), up 430% compared with FY 2017; net income margin of 35.9%
•	Adjusted net income of RUB 22.1 billion ($318.7 million), up 44% compared with FY 2017; adjusted net income margin of 17.3%
•	Adjusted EBITDA of RUB 39.6 billion ($569.9 million), up 36% compared with FY 2017; adjusted EBITDA margin of 31.0%

FY 2018 financial results excluding Yandex.Market in 2017 and 2018

•	Revenues excluding Yandex.Market of RUB 126.4 billion ($1,819.9 million), up 41% compared with FY 2017
•	Net income excluding Yandex.Market of RUB 18.4 billion ($265.3 million), up 146% compared with FY 2017
•	Adjusted net income excluding Yandex.Market of RUB 22.9 billion ($329.7 million), up 62% compared with FY 2017; adjusted net income margin excluding Yandex.Market of 18.1%
•	Adjusted EBITDA excluding Yandex.Market of RUB 39.9 billion ($573.7 million), up 45% compared with FY 2017; adjusted EBITDA margin excluding Yandex.Market of 31.5%

Q4 2018 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 56.5% in Q4 2018, flat compared to Q4 2017 and up from 55.9% in Q3 2018, according to Yandex.Radar
•	Search share on Android in Russia was 49.5% in Q4 2018, up from 49.1% in Q3 2018 and 45.0% in Q4 2017, according to Yandex.Radar
•	Search queries in Russia grew 10% compared with Q4 2017
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 10% compared with Q4 2017. Excluding Yandex.Market, paid clicks grew 20% compared to Q4 2017
•	Average cost per click grew 7% compared with Q4 2017. Excluding Yandex.Market, average cost per click increased 4% compared to Q4 2017
•	Number of rides in the Taxi segment (including Uber rides) grew 112% year-on-year compared with Q4 2017; this includes a full quarter of Uber rides in Q4 2018
•	Yandex obtained official approval and started to operate its self-driving car in an autonomous mode in Tel Aviv, Israel
•	Yandex completed the transaction for the purchase of a property site for its new Moscow headquarters

“Our performance in 2018 was exceptional,” said Arkady Volozh, Chief Executive Officer of Yandex. “We strengthened our positions in search, launched new online-to-offline businesses - Yandex.Drive and Yandex.Eats, and started sharing our technology and expertise in Yandex.Cloud. I am particularly proud of our accomplishments in self-driving, as, in just two years, we have already managed to create a real robo-taxi service.”

“In Q4 we delivered another solid set of results with revenue growth of 39% year-on-year, or 46% excluding Yandex.Market,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “We remain committed to investing further in new initiatives, encouraged by the success of our ride-sharing segment of Taxi, which has now reached profitability thanks to our investments and continued focus.”

The following table provides a summary of our key consolidated financial results for the three and twelve months ended December 31, 2017 and 2018, which includes Yandex.Market financial results through April 27, 2018:

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Revenues	27,860	38,842	39%	94,054	127,657	36%
Ex-TAC revenues[2]	23,071	32,678	42%	76,709	107,159	40%
Income from operations	4,817	7,471	55%	13,036	20,861	60%
Adjusted EBITDA[2]	9,293	12,323	33%	29,075	39,594	36%
Net income	3,500	5,911	69%	8,656	45,861	430%
Adjusted net income[2]	5,249	6,949	32%	15,359	22,138	44%

The table below provides a summary of our key financial results excluding Yandex.Market for the three and twelve months ended December 31, 2017 and 2018:

In RUB millions, excluding Yandex.Market	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Revenues ex. Yandex.Market	26,674	38,842	46%	89,950	126,430	41%
Ex-TAC revenues[2] ex. Yandex.Market	21,943	32,678	49%	72,842	105,966	45%
Income from operations ex. Yandex.Market	4,490	7,471	66%	11,566	21,180	83%
Adjusted EBITDA[2] ex. Yandex.Market	8,923	12,323	38%	27,477	39,857	45%
Net income ex. Yandex.Market	3,203	6,478	102%	7,484	18,432	146%
Adjusted net income[2] ex. Yandex.Market	4,920	7,516	53%	14,114	22,906	62%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 69.4706 to $1.00, the official exchange rate quoted as of December 31, 2018 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3)

On April 27, 2018, Yandex and Sberbank formed a joint venture based on the Yandex.Market platform. Since that date, each of Yandex and Sberbank hold an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. Accordingly, starting April 27, 2018, we deconsolidated Yandex.Market from Yandex’s consolidated financial results and, under the equity method of accounting, we record our share of Yandex.Market’s financial results within the Other income, net line in the consolidated statements of income. Financial results excluding Yandex.Market exclude the results of Yandex.Market, gain from deconsolidation and Yandex's share of Yandex.Market’s net income after the deconsolidation from the three and twelve months periods ended December 31, 2017 and 2018

Consolidated revenues breakdown

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Online advertising revenues:
Yandex properties	18,932	22,393	18%	65,149	78,696	21%
Advertising network	6,138	7,105	16%	22,251	24,041	8%
Total online advertising revenues	25,070	29,498	18%	87,400	102,737	18%
Other	2,790	9,344	235%	6,654	24,920	275%
Total revenues	27,860	38,842	39%	94,054	127,657	36%

In RUB millions, excluding Yandex.Market	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Online Advertising Revenues ex. Yandex.Market:
Yandex properties ex. Yandex.Market	17,576	22,393	27%	60,663	77,170	27%
Advertising network ex. Yandex.Market	6,087	7,105	17%	21,953	23,962	9%

Total online advertising revenues ex. Yandex.Market	23,663	29,498	25%	82,616	101,132	22%
Other ex. Yandex.Market	3,011	9,344	210%	7,334	25,298	245%
Total revenues ex. Yandex.Market	26,674	38,842	46%	89,950	126,430	41%

Online advertising revenues grew 18% in Q4 2018 compared with Q4 2017 and generated 76% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.    Excluding revenues of Yandex.Market from Q4 of 2017, online advertising revenues grew 25% in Q4 2018 compared with Q4 2017.

Online advertising revenues from Yandex properties increased 18% in Q4 2018 compared with Q4 2017 and accounted for 58% of total revenues. Excluding revenues of Yandex.Market from Q4 of 2017, online advertising revenues from Yandex properties increased 27% in Q4 2018 compared with Q4 2017.

Online advertising revenues from our advertising network increased 16% in Q4 2018 compared with Q4 2017 and accounted for 18% of total revenues. The acceleration of growth rates was primarily due to the increased contribution from small partners.

Other revenues grew 235% in Q4 2018 compared with Q4 2017 and amounted to 24% of total revenues. The growth mainly reflected an increase in Yandex.Taxi revenues, and to a lesser extent revenues of the newly launched Yandex.Drive and hardware devices.

Segment revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Revenues:
Search and Portal	24,172	30,722	27%	84,168	104,364	24%
E-commerce*	1,445	-	n/m	4,968	1,697	-66%
Taxi	2,191	6,924	216%	4,891	19,213	293%
Classifieds	688	1,108	61%	2,059	3,717	81%
Media Services	402	679	69%	1,187	1,909	61%
Experiments	146	1,214	n/m	369	2,516	n/m
Eliminations	(1,184)	(1,805)	52%	(3,588)	(5,759)	61%
Total revenues	27,860	38,842	39%	94,054	127,657	36%

Total revenues, excluding Yandex.Market*	26,674	38,842	46%	89,950	126,430	41%

*Our E-commerce segment revenues include revenues of Yandex.Market through April 27, 2018. Standalone revenues of Yandex.Market JV, on a like-for-like basis, are provided in the table below.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Revenues:
Yandex.Market, like-for-like	1,445	3,407	136%	4,968	7,886	59%

In Q1 2018 we introduced the following changes to our segments structure:

•

Search and Portal segment (including Geolocation Services) offers a broad range of services in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below. Since Q1 2018 our Search and Portal segment also includes Search and Portal in Turkey and Yandex Launcher, previously reported in Experiments and Yandex.Travel, previously reported in Classifieds.

•	E-commerce segment includes Yandex.Market for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank;
•

Taxi segment includes our Taxi business (including Yandex.Taxi and Uber in Russia and neighboring countries) and Food Delivery business (including Yandex.EATs, UberEATs and Food Party, meal kit subscription service);

•	Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs;
•	Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program; Media Services were broken out from Experiments and now constitute a separate business unit;
•

Experiments segment includes Zen, Yandex.Cloud, Yandex.Health, Yandex.Drive and Yandex Data Factory. Yandex.Cloud and Yandex.Health initiatives previously were a part of our Search and Portal segment. Yandex.Drive is our car-sharing service, launched in February 2018.

•	Eliminations represent the elimination of transactions between the reportable segments, primarily related to advertising.
•	Prior periods were restated to conform to the current year presentation.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q4 2018 Yandex's headcount decreased by 87 full-time employees, mainly due to headcount reclassification, which we implemented to ensure consistency in internal reporting for positions that we treat as outsource labor. The total number of full-time employees was 8,767 as of December 31, 2018, down by 1% compared with September 30, 2018, and up 18% from December 31, 2017.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
TAC:
Related to the Yandex advertising network	3,567	4,406	24%	12,907	14,785	15%
Related to distribution partners	1,222	1,758	44%	4,438	5,713	29%
Total TAC	4,789	6,164	29%	17,345	20,498	18%
Total TAC as a % of total revenues	17.2%	15.9%		18.4%	16.1%
Other cost of revenues	2,008	5,692	183%	6,592	15,392	133%
Other cost of revenues as a % of revenues	7.2%	14.7%		7.0%	12.1%
Total cost of revenues	6,797	11,856	74%	23,937	35,890	50%
Total cost of revenues as a % of revenues	24.4%	30.5%		25.5%	28.1%

TAC grew 29% in Q4 2018 compared with Q4 2017 and represented 15.9% of total revenues, 130 basis points lower than in Q4 2017 and 40 basis points lower compared with Q3 2018 as a result of revenue mix effect.

Other cost of revenues in Q4 2018 increased 183% compared with Q4 2017, mainly due to the growth of costs related to Taxi, primarily driven by our B2B services, food delivery and meal kit services, as well as costs related to our car-sharing service Yandex.Drive.

Product development

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Product development	5,201	5,854	13%	18,761	22,569	20%
As a % of revenues	18.6%	15.2%		19.9%	17.7%

Product development expenses grew slower than revenues, and mainly reflected the growth of share-based compensation, new hires as well as salary increases in Q4 2018,  but offset by tax benefits received in respect of our development team. Excluding Yandex.Market from Q4 2017, product development expenses grew 21% in Q4 2018 compared with Q4 2017.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Sales, general and administrative	8,022	10,458	30%	27,081	36,200	34%
As a % of revenues	28.8%	26.9%		28.8%	28.4%

SG&A expenses grew 30% in Q4 2018 compared to Q4 2017. The growth was mainly driven by our investments in advertising and marketing to support our business units, primarily Classifieds and Media  Services, and our core business, as well as by the growth of personnel costs as a result of new hires and salary increases.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
SBC expense included in cost of revenues	36	54	50%	178	180	1%
SBC expense included in product development	811	1,107	36%	2,477	4,450	80%
SBC expense included in SG&A	547	481	-12%	1,538	1,922	25%
Total SBC expense	1,394	1,642	18%	4,193	6,552	56%
As a % of revenues	5.0%	4.2%		4.5%	5.1%

Total SBC expense increased 18% in Q4 2018 compared with Q4 2017. The growth was primarily related to new equity-based grants made in 2017-2018, but was offset by the high base effect as a result of the accelerated vesting of a portion of RSUs in Q4 2017. SBC expense growth rate in Q4 2018 was also mitigated by recalculation of SBC expense in our Taxi segment related to previous quarters of 2018.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Depreciation and amortization	3,023	3,203	6%	11,239	12,137	8%
As a % of revenues	10.9%	8.2%		11.9%	9.5%

D&A expense increased 6% in Q4 2018 compared with Q4 2017.  D&A expense primarily reflects our investments in servers and data center equipment connected with the launch of our new data center in Vladimir, Russia, in 2017, which was partly offset by expiration of useful lives of part of our equipment and intangible assets.

Income from operations

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Income from operations	4,817	7,471	55%	13,036	20,861	60%

Income from operations increased 55% in Q4 2018 compared with Q4 2017.

Adjusted EBITDA – consolidated and by segments

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Adjusted EBITDA:
Search and Portal	10,736	13,350	24%	36,630	47,418	29%
E-commerce*	370	-	n/m	1,598	(263)	n/m
Taxi	(1,584)	(129)	-92%	(7,963)	(4,434)	-44%
Classifieds	70	(18)	n/m	97	(183)	n/m
Media Services	(84)	(215)	156%	(444)	(810)	82%
Experiments	(215)	(665)	209%	(843)	(2,134)	153%

Total adjusted EBITDA	9,293	12,323	33%	29,075	39,594	36%
Total adjusted EBITDA, excluding Yandex.Market	8,923	12,323	38%	27,477	39,857	45%

*Our E-commerce segment adjusted EBITDA includes adjusted EBITDA of Yandex.Market through April 27, 2018. Standalone adjusted EBITDA of Yandex.Market JV, on a like-for-like basis, is provided in the table below.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Adjusted EBITDA:
Yandex.Market, like-for-like	370	(1,313)	-455%	1,598	(1,973)	-223%

Total adjusted EBITDA increased 33% in Q4 2018 compared with Q4 2017.

Adjusted EBITDA excluding Yandex.Market increased 38% in Q4 2018 compared with Q4 2017. This growth rate was slightly lower than our revenue growth rate due to the mix effect of business units, which grew faster than our core business and, thus, have a dilutive effect on total margins, and to a lesser extent due to hardware devices.

Adjusted EBITDA of Taxi was negative RUB 129 million in Q4 2018. The positive adjusted EBITDA of our ride-sharing business was partly offset by our investments in food delivery and autonomous vehicles.  Adjusted EBITDA loss of Yandex.Taxi in Q4 2018 also includes the full quarter of Uber financial results.

Interest income in Q4 2018 was RUB 929 million, compared with RUB 780 million in Q4 2017.

Interest expense in Q4 2018 was RUB 221 million, down from RUB 226 million in Q4 2017.

Foreign exchange gain in Q4 2018 was RUB 904 million, compared with a foreign exchange loss of RUB 243 million in Q4 2017. This gain reflects the depreciation of the Russian ruble during Q4 2018 from RUB 65.5906 to $1.00 on September 30, 2018, to RUB 69.4706 to $1.00 on December 31, 2018. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the Other income, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q4 2018.

Income tax expense for Q4 2018 was RUB 2,539 million, up from RUB 1,897 million in Q4 2017. Our effective tax rate of 30.0% in Q4 2018 was lower than in Q4 2017, primarily due to the effects of certain tax provisions related to prior years' tax audits reversed in Q4 2018. Adjusted for these tax effects, SBC expense and also for deferred tax asset valuation allowances provided on operations of our newly acquired Uber and Food Delivery businesses and other certain allowances, our effective tax rate for Q4 2018 was 26.2%, compared with 24.3% for full year 2017 as adjusted for SBC expense and similar provisions in that year.

Net income was RUB 5.9 billion ($85.1 million) in Q4 2018, up 69% compared with Q4 2017.  Excluding Yandex.Market,  net income increased 102% in Q4 2018 compared to Q4 2017.

Adjusted net income in Q4 2018 was RUB 6.9 billion ($100.0 million), a 32% increase from Q4 2017. Excluding Yandex.Market, adjusted net income increased 53% in Q4 2018 compared to Q4 2017.

Adjusted net income margin was 17.9% in Q4 2018, compared with 18.8% in Q4 2017.

As of December 31, 2018, Yandex had cash and cash equivalents of RUB 68.8 billion ($990.3 million), including cash and cash equivalents of Yandex.Taxi in total amount of RUB 27.3 billion ($393.3 million). Cash and cash equivalents of the Yandex.Market joint venture, which are not included in Yandex N.V. consolidated balance sheet, amounted to RUB 29.1 billion ($418.6 million) as of December 31, 2018.

Net cash flow provided by operating activities for Q4 2018 was RUB 8.6 billion ($123.9 million) and capital expenditures were RUB 13.9 billion ($199.5 million), which included one-time effect of the acquisition cost of the property site for our new Moscow headquarters, which amounted to RUB 9.7 billion (around $145 million, based on the exchange rate as of transaction date) exclusive of 18% VAT.

During Q4 2018 we repaid in full the remaining amount of outstanding principal in respect of convertible debt notes in the face amount of $321.3 million.

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi and Classifieds segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of December 31, 2018 was 324,727,024 including 286,848,365 Class A shares, 37,878,658 Class B shares, and one Priority share and excluding 5,589,290 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares were cancelled.

There were also employee share options outstanding to purchase up to an additional 3.6 million shares, at a weighted average exercise price of $34.51 per share, 1.2 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $32.44, all of which were fully vested; and restricted share units (RSUs) covering 13.9 million shares, of which RSUs to acquire 5.3 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Financial outlook

We expect our ruble-based revenues excluding Yandex.Market to grow in the range of 28% to 32% for the full year 2019 compared with 2018.

We expect our Search and Portal ruble-based revenue to grow in the range of 18% to 20% in the full year 2019 compared with 2018.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 15, 2019 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 866 966 1396

UK/International: +44 (0) 844 571 8892

Russia: 8 10 800 2357 5011

Passcode: 8199859

A replay of the call will be available until February 22, 2019. To access the replay, please dial:

US: +1 866 331 1332

UK/International: +44 (0) 844 571 8951

Russia: +7 495 249 9138

Passcode: 8199859

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/m6/p/g8ucpyib

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 30 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full year 2019. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of February 15, 2019, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) provision for income taxes, and (6) operating losses resulting from sanctions in Ukraine imposed in May 2017, less (1) effect of deconsolidation of Yandex.Market, (2) interest income and (3)  other (income)/loss, net

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) foreign exchange losses/(gains) adjusted for (reduction)/increase in income tax attributable to foreign exchange losses/(gains), (4) losses from repurchases of our convertible notes adjusted for the related reduction in income tax, (5) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax and (6) losses resulting from sanctions in Ukraine imposed in May 2017, less  effect of deconsolidation of Yandex.Market

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gains and losses from repurchases of convertible debt

Adjusted net income for the twelve months ended December 31, 2017 also excludes a loss from the repurchase of $12.0 million in principal of our 1.125% convertible senior notes due 2018 for approximately $11.6 million that we recorded in the first half of 2017. We have eliminated this loss from adjusted net income for the twelve months ended December 31, 2017 as it is not indicative of our ongoing operating performance.

Losses resulting from sanctions in Ukraine

We also adjusted our net income and EBITDA in 2017 for losses and gains from write-off of assets and liabilities in our Ukrainian legal entities. In May 2017, the government of Ukraine imposed sanctions on our Ukrainian operations. The sanctions resulted in the freezing of the assets held by our Ukrainian legal entities and restricting our services in Ukraine. We believe that it is useful to present adjusted net income and adjusted EBITDA measures excluding the one-off impact of these events, which are not related to our operating activities.

Effect of deconsolidation of Yandex.Market

Adjusted net income also excludes a gain from deconsolidation of Yandex.Market following the formation of Yandex.Market joint venture by Yandex and Sberbank in April 2018. We believe that it is useful to present adjusted net income and related margin measures excluding the effect of this significant item and to present certain other financial metrics described above in order to provide a clearer picture of our underlying operating performance and to provide meaningful period-to-period comparisons.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	December 31,	December 31,
	2017*	2018	2018
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	42,662	68,798	990.3
Term deposits	23,040	-	-
Accounts receivable, net	9,746	14,570	209.7
Prepaid expenses	1,269	2,608	37.5
Other current assets	4,039	6,444	92.8
Total current assets	80,756	92,420	1,330.3

Property and equipment, net	21,171	39,740	572.0
Intangible assets, net	5,023	11,545	166.2
Goodwill	9,328	54,070	778.3
Long-term prepaid expenses	1,788	1,800	26.0
Term deposits, non-current	5,005	-	-
Investments in non-marketable equity securities	2,001	36,484	525.2
Deferred tax assets	2,171	3,239	46.6
Other non-current assets	3,301	3,808	54.8
TOTAL ASSETS	130,544	243,106	3,499.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	11,111	16,886	243.1
Taxes payable	4,213	4,059	58.4
Deferred revenue	2,464	2,792	40.2
Convertible debt	17,834	-	-
Total current liabilities	35,622	23,737	341.7
Deferred tax liabilities	959	1,572	22.6
Other accrued liabilities	1,316	569	8.2
Total liabilities	37,897	25,878	372.5

Commitments and contingencies
Redeemable noncontrolling interests	9,821	12,780	184.0
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 289,364,467 and 292,437,655, Class B: 40,692,286 and 37,878,658, and Class C: 4,166,448 and nil, respectively); shares outstanding (Class A: 285,612,556 and 286,848,365, Class B: 40,692,286 and 37,878,658, and Class C: nil)	271	263	3.8
Treasury shares at cost (Class A: 3,751,911 and 5,589,290, respectively)	(3,814)	(10,769)	(155.0)
Additional paid-in capital	16,469	70,191	1,010.4
Accumulated other comprehensive income	1,864	10,041	144.5
Retained earnings	68,036	113,795	1,638.0
Total equity attributable to Yandex N.V.	82,826	183,521	2,641.7
Noncontrolling interests	-	20,927	301.2
Total shareholders’ equity	82,826	204,448	2,942.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	130,544	243,106	3,499.4

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2017	2018	2018
	RUB	RUB	$

Revenues	27,860	38,842	559.1
Operating costs and expenses:
Cost of revenues(1)	6,797	11,856	170.7
Product development(1)	5,201	5,854	84.3
Sales, general and administrative(1)	8,022	10,458	150.5
Depreciation and amortization	3,023	3,203	46.1
Total operating costs and expenses	23,043	31,371	451.6
Income from operations	4,817	7,471	107.5
Interest income	780	929	13.4
Interest expense	(226)	(221)	(3.2)
Other income, net	26	271	3.9
Net income before income taxes	5,397	8,450	121.6
Provision for income taxes	1,897	2,539	36.5
Net income	3,500	5,911	85.1
Net loss attributable to noncontrolling interests	26	148	2.1
Net income attributable to Yandex N.V.	3,526	6,059	87.2
Net income per Class A and Class B share:
Basic	10.82	18.67	0.27
Diluted	10.61	18.27	0.26
Weighted average number of Class A and Class B shares outstanding
Basic	326,011,908	324,503,123	324,503,123
Diluted	332,463,799	331,675,527	331,675,527

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	36	54	0.8
Product development	811	1,107	15.9
Sales, general and administrative	547	481	6.9

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Twelve months ended December 31,
	2017*	2018	2018
	RUB	RUB	$

Revenues	94,054	127,657	1,837.6
Operating costs and expenses:
Cost of revenues(1)	23,937	35,890	516.6
Product development(1)	18,761	22,569	324.9
Sales, general and administrative(1)	27,081	36,200	521.1
Depreciation and amortization	11,239	12,137	174.7
Total operating costs and expenses	81,018	106,796	1,537.3
Income from operations	13,036	20,861	300.3
Interest income	2,909	3,382	48.7
Interest expense	(897)	(945)	(13.6)
Effect of Yandex.Market deconsolidation	-	28,244	406.6
Other (loss)/income, net	(1,466)	2,922	42.0
Net income before income taxes	13,582	54,464	784.0
Provision for income taxes	4,926	8,603	123.9
Net income	8,656	45,861	660.1
Net loss attributable to noncontrolling interests	120	1,726	24.9
Net income attributable to Yandex N.V.	8,776	47,587	685.0
Net income per Class A and Class B share:
Basic	27.02	145.67	2.10
Diluted	26.49	141.98	2.04
Weighted average number of Class A and Class B shares outstanding
Basic	324,747,888	326,667,118	326,667,118
Diluted	331,243,961	335,162,062	335,162,062

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	178	180	2.6
Product development	2,477	4,450	64.1
Sales, general and administrative	1,538	1,922	27.7

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2017	2018	2018
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	3,500	5,911	85.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,534	2,594	37.3
Amortization of intangible assets	489	609	8.8
Amortization of debt discount and issuance costs	173	170	2.4
Share-based compensation expense	1,394	1,642	23.6
Deferred income taxes	(584)	(657)	(9.5)
Foreign exchange losses/(gains)	243	(904)	(13.0)
Gain from sale of equity securities	(33)	-	-
(Income)/loss from equity method investments	(143)	474	6.8
Other	(83)	125	1.9
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,322)	(2,221)	(32.0)
Prepaid expenses and other assets	(797)	(1,115)	(16.0)
Accounts payable and accrued liabilities	1,993	1,374	19.8
Deferred revenue	227	605	8.7
Net cash provided by operating activities	7,591	8,607	123.9
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(2,563)	(13,857)	(199.5)
Proceeds from sale of property and equipment	43	11	0.2
Acquisitions of businesses, net of cash acquired	(554)	(836)	(12.0)
Investments in non-marketable equity securities	(78)	-	-
Proceeds from sale of equity securities	51	34	0.5
Maturities of term deposits	14,863	38,408	552.9
Loans granted, net of proceeds from repayments	(61)	11	0.1
Net cash provided by investing activities	11,701	23,771	342.2
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	18	8	0.1
Repurchase of equity awards	(77)	-	-
Repayment of convertible debt	-	(21,281)	(306.3)
Repurchases of ordinary shares	-	(320)	(4.6)
Payment for contingent consideration	-	(104)	(1.5)
Other financing activities	(1)	32	0.4
Net cash used in financing activities	(60)	(21,665)	(311.9)
Effect of exchange rate changes on cash and cash balances	(162)	8,707	125.4
Net change in cash and cash balances	19,070	19,420	279.6
Cash and cash balances at beginning of period	24,161	49,466	712.0
Cash and cash balances at end of period	43,231	68,886	991.6

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	23,591	49,388	710.9
Restricted cash, beginning of period	570	78	1.1
Cash and cash balances, beginning of period	24,161	49,466	712.0

Cash and cash equivalents, end of period	42,662	68,798	990.3
Restricted cash, end of period	569	88	1.3
Cash and cash balances, end of period	43,231	68,886	991.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2017*	2018	2018
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	8,656	45,861	660.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	9,131	9,833	141.5
Amortization of intangible assets	2,108	2,304	33.2
Amortization of debt discount and issuance costs	684	728	10.5
Share-based compensation expense	4,193	6,552	94.4
Deferred income taxes	(1,513)	(1,862)	(26.8)
Foreign exchange losses/(gains)	1,784	(3,155)	(45.4)
Effect of deconsolidation of Yandex.Market	-	(28,244)	(406.6)
Gain from sale of equity securities	(33)	-	-
Losses from repurchases of convertible debt	6	-	-
(Income)/loss from equity method investments	(353)	195	2.8
Other	87	(63)	(1.0)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,996)	(4,705)	(67.7)
Prepaid expenses and other assets	(2,224)	(5,887)	(84.7)
Accounts payable and accrued liabilities	2,921	6,176	88.9
Deferred revenue	321	479	6.9
Net cash provided by operating activities	23,772	28,212	406.1
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(12,389)	(28,323)	(407.7)
Proceeds from sale of property and equipment	73	235	3.5
Acquisitions of businesses, net of cash acquired	(918)	19,844	285.6
Investments in non-marketable equity securities	(191)	(155)	(2.2)
Proceeds from sale of equity securities	267	34	0.5
Proceeds from maturity of debt securities	2,887	-	-
Investments in term deposits	(70,082)	(55,592)	(800.2)
Maturities of term deposits	72,731	85,751	1,234.3
Deconsolidation of cash and cash equivalents of Yandex.Market	-	(2,181)	(31.4)
Loans granted, net of proceeds from repayments	(166)	(372)	(5.4)
Net cash (used in)/provided by investing activities	(7,788)	19,241	277.0
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	328	115	1.7
Repurchase of equity awards	(77)	-	-
Repayment of convertible debt	-	(21,281)	(306.3)
Repurchases of convertible debt	(668)	-	-
Repurchases of ordinary shares	-	(10,085)	(145.2)
Payment for contingent consideration	(195)	(1,504)	(21.7)
Other financing activities	25	(49)	(0.7)
Net cash used in financing activities	(587)	(32,804)	(472.2)
Effect of exchange rate changes on cash and cash balances	(976)	11,006	158.4
Net change in cash and cash balances	14,421	25,655	369.3
Cash and cash balances at beginning of period	28,810	43,231	622.3
Cash and cash balances at end of period	43,231	68,886	991.6

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	28,232	42,662	614.1
Restricted cash, beginning of period	578	569	8.2
Cash and cash balances, beginning of period	28,810	43,231	622.3

Cash and cash equivalents, end of period	42,662	68,798	990.3
Restricted cash, end of period	569	88	1.3
Cash and cash balances, end of period	43,231	68,886	991.6

* Derived from audited consolidated financial statements

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Total revenues	27,860	38,842	39%	94,054	127,657	36%
Less: traffic acquisition costs (TAC)	4,789	6,164	29%	17,345	20,498	18%
Ex-TAC revenues	23,071	32,678	42%	76,709	107,159	40%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Net income	3,500	5,911	69%	8,656	45,861	n/m
Add: depreciation and amortization	3,023	3,203	6%	11,239	12,137	8%
Add: share-based compensation expense	1,394	1,642	18%	4,193	6,552	56%
Add: compensation expense related to contingent consideration	42	7	-83%	203	44	-78%
Less: effect of Yandex.Market deconsolidation	-	-	n/m	-	(28,244)	n/m
Less: interest income	(780)	(929)	19%	(2,909)	(3,382)	16%
Add: interest expense	226	221	-2%	897	945	5%
Less: other (income)/loss, net	(26)	(271)	n/m	1,466	(2,922)	n/m
Add: provision for income taxes	1,897	2,539	34%	4,926	8,603	75%
Add: operating losses resulting from sanctions in Ukraine	17	-	n/m	404	-	n/m
Adjusted EBITDA	9,293	12,323	33%	29,075	39,594	36%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2017	2018	Change	2017	2018	Change
Net income	3,500	5,911	69%	8,656	45,861	n/m
Add: SBC expense	1,394	1,642	18%	4,193	6,552	56%
Less: reduction in income tax attributable to SBC expense	(16)	(28)	75%	(62)	(104)	68%
Add: compensation expense related to contingent consideration	42	7	-83%	203	44	-78%
Add: foreign exchange losses/(gains)	243	(904)	n/m	1,784	(3,155)	n/m
Less: (reduction)/increase in income tax attributable to foreign exchange losses/(gains)	(44)	194	n/m	(326)	638	n/m
Less: effect of deconsolidation of Yandex.Market	-	-	n/m	-	(28,244)	n/m
Add: losses from repuchases of convertible debt	-	-	n/m	6	-	n/m
Less: reduction in income tax attributable to losses from repuchases of convertible debt	-	-	n/m	(1)	-	n/m
Add: amortization of debt discount	173	170	-2%	684	728	6%
Less: reduction in income tax attributable to amortization of debt discount	(43)	(43)	0%	(171)	(182)	6%
Add: losses resulting from sanctions in Ukraine	-	-	n/m	393	-	n/m
Adjusted net income	5,249	6,949	32%	15,359	22,138	44%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended December 31, 2018	5,911	15.2%	6,412	12,323	31.7%	37.7%
Twelve months ended December 31, 2018	45,861	35.9%	(6,267)	39,594	31.0%	36.9%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, interest expense, effect of deconsolidation of Yandex.Market,  other (income)/loss, net and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended December 31, 2018	5,911	15.2%	1,038	6,949	17.9%	21.3%
Twelve months ended December 31, 2018	45,861	35.9%	(23,723)	22,138	17.3%	20.7%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses/(gains) as adjusted for the (reduction)/increase in income tax attributable to the losses/(gains), effect of deconsolidation of Yandex.Market, and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru